UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F    ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:  December 31, 2009
☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BlackRock, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

55 East 52nd Street
Address of Principal Executive Office (Street and Number)

New York, New York 10055
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 1, 2009, the registrant completed its acquisition of Barclays Global Investors from Barclays Bank PLC (the "BGI Transaction").  Due to the timing of the transaction, the increase in size and complexity of the Registrant's operations following the transaction  and the related impact on the Registrant's accounting and financial resources, the Registrant's annual report on Form 10-K for the year ended December 31, 2009 cannot be filed on or prior to the prescribed March 1, 2010 due date without unreasonable effort and expense. The Registrant will file the Form 10-K within fifteen days of the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ann Marie Petach	212	810-5300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes     ☒       No   ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes     ☒       No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not expect any material changes from its results of operations for the year ended December 31, 2009 included in its press release dated January 27, 2010 announcing reported results of operations and financial condition for the three months and year ended December 31, 2009. The press release, included as exhibit 99.1 to the Company's Current Report on Form 8-K, furnished on January 27, 2010, reflects the impact of the BGI Transaction on the Company's results of operations compared to the year ended December 31, 2008.

BlackRock, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2010	By:	/s/ Ann Marie Petach
		Name:	Ann Marie Petach
		Title:	Managing Director and Chief Financial Officer